

Hillary Flur · 3rd

Director, Global Services at Awesome OS

Los Angeles, California · 500+ connections · **Contact info**

 **Awesome OS**

 **University of Central**

Experience



Director, Global Services
Awesome OS
2019 – Present · 1 yr



Head Of Operations
AC Investment Management, LLC
2018 – 2019 · 1 yr



Director, Customer Experience
Jaanuu
2017 – 2018 · 1 yr



Manager, Customer Service
Perverse Sunglasses
2016 – 2017 · 1 yr



Senior Customer Experience Representative
MeUndies
2015 – 2016 · 1 yr

Show 1 more experience ⌄

Education


University of Central Florida
Marketing

Interests

 **The Official Group for University ...**
14,382 members

 **Jaanuu**
5,922 followers

 **quip.**
7,544 followers

 **Airbnb**
1,328,813 followers

 **Refinery29, Inc.**
166,188 followers

Awesome OS
1,047 followers

See all